UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

09610L 106**

G11957 100**

(CUSIP Number)

BlueCity Media Limited

Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road

Chaoyang District, Beijing

People’s Republic of China

+86 10 5876-9855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the BlueCity Holdings Limited (the “Issuer”), which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer. CUSIP number G11957 100 has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS BlueCity Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,899,116 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,899,116 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,116 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 156,250 Class A ordinary shares represented by 312,500 ADSs, and (iv) 128,026 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)

Calculation is based on 17,918,949 ordinary shares of the Issuer (being the sum of 12,804,109 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of April 8, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS Shimmery Sapphire Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,899,116 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,899,116 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,116 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 156,250 Class A ordinary shares represented by 312,500 ADSs, and (iv) 128,026 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)

Calculation is based on 17,918,949 ordinary shares of the Issuer (being the sum of 12,804,109 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of April 8, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS Cantrust (Far East) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,899,116 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,899,116 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,899,116 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 156,250 Class A ordinary shares represented by 312,500 ADSs, and (iv) 128,026 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)

Calculation is based on 17,918,949 ordinary shares of the Issuer (being the sum of 12,804,109  Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of April 8, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No.	09610L 106

1	NAMES OF REPORTING PERSONS Baoli Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,202,629 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,202,629 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,629 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 5,114,840 Class B ordinary shares held by BlueCity Media Limited, (ii) 500,000 Class A ordinary shares held by BlueCity Media Limited, (iii) 156,250 Class A ordinary shares represented by 312,500 ADSs held by BlueCity Media Limited, and (iv) 431,539 ordinary shares issuable upon the exercise of options that are exercisable by Baoli Ma within 60 days after April 8, 2021.

(2)

Calculation is based on 17,918,949 ordinary shares of the Issuer (being the sum of 12,804,109 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of April 8, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”), amends and supplements the Schedule 13D filed for the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 16, 2020 (the “Original 13D” and together with the Amendment No.1, the “Schedule 13D”), relating to Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), including Class A ordinary shares represented by ADSs, of BlueCity Holdings Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed to report the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On March 31, 2021, BlueCity Media Limited (the “Plan Participant”) entered into a Rule 10b5-1 plan (the “Rule 10b5-1 Plan”) with Goldman Sachs (Asia) LLC (“Goldman Sachs”) pursuant to which Goldman Sachs is authorized and directed to sell on behalf of the Plan Participant up to 1,000,000 Plan Shares from May 3, 2021 to April 29, 2022, subject to satisfaction of certain conditions, including among others, limit sale price and limit on the volume of shares that can be sold on a single trading day. All transactions are to be made in accordance with the terms and conditions of the Rule 10b5-1 Plan. The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the full text of the Rule 10b5-1 Plan, which is filed as Exhibit B to this Amendment No. 1 and incorporated by reference herein.

In connection with the Rule 10b5-1 Plan, BlueCity Media Limited converted 500,000 Class B ordinary shares of the Issuer into 500,000 Class A Ordinary Shares on April 8, 2021.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b):	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on a total of 17,918,949 ordinary shares of the Issuer (being the sum of 12,804,109 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of April 8, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Persons.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Class A ordinary shares or has the right to acquire any Class A ordinary shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A ordinary shares which it may be deemed to beneficially own.

(c):	Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d):

Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the Reporting Persons.

(e):	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

See Item 4 of this Amendment No. 1 for a description of the Rule 10b5-1 Plan, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

B	Rule 10b5-1 Plan by and between BlueCity Media Limited and Goldman Sachs (Asia) LLC, dated March 31, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

BlueCity Media Limited	By:	/s/ Baoli Ma
Name: Baoli Ma
Title: Director

Shimmery Sapphire Holding Limited	By:	/s/ Sabinah Clement
/s/ Joanne Turnbull
Name: Sabinah Clement and Joanne Turnbull
Title: Director / Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

Cantrust (Far East) Limited	By:	/s/ Sabinah Clement
/s/ Joanne Turnbull
Name: Sabinah Clement and Joanne Turnbull
Title: Director / Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

Baoli Ma	By:	/s/ Baoli Ma
Baoli Ma